Berrett-Koehler Publishers, Inc.
3-YEAR FORECAST - Low, Medium, High

LOW Case

Year	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022
Sales	10,764,366	10,591,109	8,500,000	10,800,000	12,000,000
% change	15%	-2%	-20%	27%	11%
Net Income/Loss *	230,647	(358,149)	100,000	150,000	450,000
% change	41%		-128%	50%	200%
ROS	2.1%		2.5%	3.3%	3.8%

Financial Goals:	Sales Growth	Grow Sales from $10.6 Million to $12 Million in 3 Years
	Profit Growth	Grow Profits from $100K to $456K in 2 Years from 2020
	ROS Growth	Increase ROS from 2.5% in 2020 to 3.8% in 2022
	Rev Dig as % of Sales	Increase from 21% to 26% in 3 Years

	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022
Digital Sales %	21%	20%	20%	21%	22%
Digital Sales	2,262,084	2,093,885	1,700,000	2,268,000	2,640,000
OTP Sales	210,000	105,118	270,000	380,000	530,000
Revised Digital	2,472,084	2,199,003	1,970,000	2,648,000	3,170,000
Revised Digital %	23%	21%	23%	25%	26%
OTP % of Digital	8%	5%	14%	14%	17%
OTP % of Total	2%	1%	3%	4%	4%
Print & Rights Sale	8,292,282	8,392,106	6,530,000	8,152,000	8,830,000
% change		1%	-22%	25%	8%
Aggregate change					4%

MEDIUM Case

Year	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022
Sales	10,764,366	10,591,109	8,850,000	11,100,000	13,000,000
% change	15%	-2%	-16%	25%	17%
Net Income/Loss *	230,647	(358,149)	225,000	335,000	520,000
% change	41%	-255%	-163%	49%	55%
ROS	2.1%	-3.4%	3.0%	3.8%	4.0%

Financial Goals:	Sales Growth	Grow Sales from $10.6 Million to $13 Million in 3 Years
	Profit Growth	Grow Profits from $225K to $520K in 2 Years from 2020
	ROS Growth	Increase ROS from 3% in 2020 to 4% in 2022
	Rev Dig as % of Sales	Increase from 21% to 29% in 3 Years

	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022
Digital Sales %	21%	20%	21%	22%	23%
Digital Sales	2,262,084	2,093,885	1,858,500	2,442,000	2,990,000
OTP Sales	210,000	105,118	355,000	530,000	800,000
Revised Digital	2,472,084	2,199,003	2,213,500	2,972,000	3,790,000
Revised Digital %	23%	21%	25%	27%	29%
OTP % of Digital	8%	5%	16%	18%	21%
OTP % of Total	2%	1%	4%	5%	6%
Print & Rights Sale	8,292,282	8,392,106	6,636,500	8,128,000	9,210,000
Annuage '% change		1%	-21%	22%	13%
Aggregate change					5%

HIGH Case

Year	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022
Sales	10,764,366	10,591,109	9,000,000	11,500,000	15,000,000
% change	15%	-2%	-15%	28%	30%
Net Income/Loss *	230,647	(358,149)	350,000	500,000	750,000
% change	41%	-255%		43%	50%
ROS	2.1%		3.9%	4.3%	5.0%

Financial Goals:	Sales Growth	Grow Sales from $10.6 Million to $15 Million in 3 Years
	Profit Growth	Grow Profits from $350K to $750K in 2 Years from 2020
	ROS Growth	Increase ROS from 3.9% in 2020 to 5% in 2023
	Rev Dig as % of Sales	Increase from 21% to 32% in 3 Years

	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022
Digital Sales %	21%	20%	21%	23%	25%
Digital Sales	2,262,084	2,093,885	1,890,000	2,587,500	3,750,000
OTP Sales	210,000	105,118	410,000	650,000	1,050,000
Revised Digital	2,472,084	2,199,003	2,300,000	3,237,500	4,800,000
Revised Digital %	23%	21%	26%	28%	32%
OTP % of Digital	8%	5%	18%	20%	22%
OTP % of Total	2%	1%	5%	6%	7%
Print & Rights Sale	8,292,282	8,392,106	6,700,000	8,262,500	10,200,000
% change		1%	-20%	23%	23%
Aggregate change					9%

* Note: 2020 Net Profit for LOW, MEDIUM, and HIGH cases include 100% forgiven $692K Paycheck Protection Program loan by the Smal Business Administtion as part of the Covid-19 CARES Act by the U.S. Congress.

Berrett-Koehler Publishers, Inc.
5-YEAR FORECAST - Low, Medium, High

LOW Case

Year	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022	Year 4 2023	Year 5 2024
Sales	10,764,366	10,591,109	8,500,100	10,800,000	12,000,000	12,800,000	13,800,000
% change	15%	-2%	-20%	27%	11%	7%	8%
Net Income/Loss *	230,647	(230,647)	100,000	150,000	456,000	550,000	650,000
% change	41%		-143%	50%	204%	21%	18%
ROS	2.1%		2.5%	3.3%	3.8%	4.3%	4.7%

Financial Goals:		
Sales Growth	Grow Sales from $10.6 Million to $13.8 Million in 5 Years	
Profit Growth	Grow Profits from $100K to $650K in 4 Years from 2020	
ROS Growth	Increase ROS from 2.5% in 2020 to 4.7% in 2024	
Rev Dig as % of Sales	Increase from 21% to 29% in 5 Years	

	ACTUAL 2018	ACTUAL 2019	2020	2021	2022	2023	2024
Digital Sales %	21%	20%	20%	21%	22%	21%	21%
Digital Sales	2,262,084	2,093,885	1,700,020	2,268,000	2,640,000	2,688,000	2,898,000
OTP Sales	210,000	105,118	270,000	380,000	530,000	740,000	1,040,000
Revised Digital	2,472,084	2,199,003	1,970,020	2,648,000	3,170,000	3,428,000	3,938,000
Revised Digital %	23%	21%	23%	25%	26%	27%	29%
OTP % of Digital	8%	5%	14%	14%	17%	22%	26%
OTP % of Total	2%	1%	3%	4%	4%	6%	8%
Print & Rights Sale	8,292,282	8,392,106	6,530,080	8,152,000	8,830,000	9,372,000	9,862,000
% change		1%	-22%	25%	8%	6%	5%
Aggregate change							4%

MEDIUM Case

Year	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022	Year 4 2023	Year 5 2024
Sales	10,764,366	10,591,109	8,850,000	11,100,000	13,000,000	14,250,000	16,000,000
% change	15%	-2%	-16%	25%	17%	10%	12%
Net income/Loss *	230,647	(358,149)	225,000	335,000	520,000	700,000	950,000
% change	41%	-255%	-163%	49%	55%	35%	36%
ROS	2.1%		3.0%	3.8%	4.0%	4.9%	5.9%

Financial Goals:		
Sales Growth	Grow Sales from $10.6 Million to $16 Million in 5 Years	
Profit Growth	Grow Profits from $225K to $950K in 4 Years from 2020	
ROS Growth	Increase ROS from 3% in 2020 to 5.9% in 2024	
Rev Dig as % of Sales	Increase from 21% to 37% in 5 Years	

	ACTUAL 2018	ACTUAL 2019	2020	2021	2022	2023	2024
Digital Sales %	21%	20%	21%	22%	23%	24%	26%
Digital Sales	2,262,084	2,093,885	1,858,500	2,442,000	2,990,000	3,420,000	4,160,000
OTP Sales	210,000	105,118	355,000	530,000	800,000	1,200,000	1,800,000
Revised Digital	2,472,084	2,199,003	2,213,500	2,972,000	3,790,000	4,620,000	5,960,000
Revised Digital %	23%	21%	25%	27%	29%	32%	37%
OTP % of Digital	8%	5%	16%	18%	21%	26%	30%
OTP % of Total	2%	1%	4%	5%	6%	8%	11%
Print & Rights Sale	8,292,282	8,392,106	6,636,500	8,128,000	9,210,000	9,630,000	10,040,000
Annuage '% change		1%	-21%	22%	13%	5%	4%
Aggregate change							5%

HIGH Case

Year	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022	Year 4 2023	Year 5 2024
Sales	10,764,366	10,591,109	9,000,000	11,500,000	15,000,000	17,500,000	21,000,000
% change	15%	-2%	-15%	28%	30%	17%	20%
Net Income/Loss *	230,647	(358,149)	350,000	500,000	750,000	1,000,000	1,500,000
% change	41%	-255%		41%	50%	33%	50%
ROS	2.1%		3.9%	4.3%	5.0%	5.7%	7.1%

Financial Goals:		
Sales Growth	Grow Sales from $10.6 Million to $21 Million in 5 Years	
Profit Growth	Grow Profits from $350K to $1.5M in 4 Years from 2020	
ROS Growth	Increase ROS from 3.9% in 2020 to 7.1% in 2024	
Rev Dig as % of Sales	Increase from 21% to 42% in 5 Years	

	ACTUAL 2018	ACTUAL 2019	2020	2021	2022	2023	2024
Digital Sales %	21%	20%	21%	23%	25%	26%	29%
Digital Sales	2,262,084	2,093,885	1,890,000	2,587,500	3,750,000	4,550,000	6,090,000
OTP Sales	210,000	105,118	410,000	650,000	1,050,000	1,680,000	2,700,000
Revised Digital	2,472,084	2,199,003	2,300,000	3,237,500	4,800,000	6,230,000	8,790,000
Revised Digital %	23%	21%	26%	28%	32%	36%	42%
OTP % of Digital	8%	5%	18%	20%	22%	27%	31%
OTP % of Total	2%	1%	5%	6%	7%	10%	13%
Print & Rights Sale	8,292,282	8,392,106	6,700,000	8,262,500	10,200,000	11,270,000	12,210,000
% change		1%	-20%	23%	23%	10%	8%
Aggregate change							9%

* Note: 2020 Net Profit for LOW, MEDIUM, and HIGH cases include 100% forgiven $692K Paycheck Protection Program
loan by the Smal Business Administtion as part of the Covid-19 CARES Act by the U.S. Congress.

Berrett-Koehler Publishers
10-YEAR FORECAST - Low, Medium, High

LOW Case

Year	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022	Year 4 2023	Year 5 2024	Year 6 2025	Year 7 2026	Year 8 2027	Year 9 2028	Year 10 2029
Sales	10,764,366	10,591,109	8,500,100	10,800,000	12,000,000	12,800,000	13,800,000	14,750,000	16,000,000	17,250,000	18,500,000	20,000,000
% change	15%	-4%	-20%	27%	11%	7%	8%	7%	8%	8%	7%	8%
Net Income/Loss *	230,647	(358,149)	100,000	150,000	456,000	550,000	650,000	800,000	950,000	1,150,000	1,300,000	1,450,000
% change	41%		-128%	50%	204%	21%	18%	23%	19%	21%	13%	12%
ROS	2.8%		2.5%	3.3%	3.8%	4.3%	4.7%	5.4%	5.9%	6.7%	7.0%	7.3%

Financial Goals:
- Sales Growth — Grow Sales from $10.6 Million to $20 Million in 10 Years
- Profit Growth — Grow Profits from $100K to $1.45M in 9 Years from 2020- 2029
- ROS Growth — Increase ROS from 2.5% in 2019 to 7.3% in 2029
- Rev Dig as % of Sales — Increase from 20% to 44% in 10 Years

	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022	Year 4 2023	Year 5 2024	Year 6 2025	Year 7 2026	Year 8 2027	Year 9 2028	Year 10 2029
Digital Sales %	21%	20%	20%	21%	22%	21%	21%	22%	23%	24%	24%	25%
Digital Sales	2,262,084	2,093,885	1,700,020	2,268,000	2,640,000	2,688,000	2,898,000	3,500,000	3,720,000	4,140,000	4,440,000	5,000,000
OTP Sales	210,000	105,118	270,000	380,000	530,000	740,000	1,040,000	1,350,000	1,755,000	2,280,000	2,900,000	3,700,000
Revised Digital	2,472,084	2,199,003	1,970,020	2,648,000	3,170,000	3,428,000	3,938,000	4,850,000	5,475,000	6,420,000	7,340,000	8,700,000
Revised Digital %	23%	20%	23%	25%	26%	27%	29%	33%	34%	37%	40%	44%
OTP % of Digital	8%	4%	14%	14%	17%	22%	26%	28%	32%	36%	40%	43%
OTP % of Total	2%	1%	3%	4%	4%	6%	8%	9%	11%	13%	16%	19%
Print & Rights Sale	8,292,282	8,392,106	6,530,080	8,152,000	8,830,000	9,372,000	9,862,000	9,900,000	10,525,000	10,830,000	11,160,000	11,300,000
% change		-1%	-22%	25%	8%	6%	5%	0%	6%	3%	3%	1%
Aggregate change												4%

MEDIUM Case

Year	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022	Year 4 2023	Year 5 2024	Year 6 2025	Year 7 2026	Year 8 2027	Year 9 2028	Year 10 2029
Sales	10,764,366	10,591,109	8,850,000	11,100,000	13,000,000	14,250,000	16,000,000	18,000,000	20,500,000	23,500,000	26,500,000	30,000,000
% change	15%	-2%	-16%	25%	17%	10%	12%	13%	14%	15%	13%	13%
Net Income/Loss *	230,647	(358,149)	225,000	335,000	520,000	700,000	950,000	1,250,000	1,500,000	2,000,000	3,000,000	3,500,000
% change	41%	-255%	-163%	49%	55%	35%	36%	32%	20%	33%	50%	17%
ROS	2.1%		3.0%	3.8%	4.0%	4.9%	5.9%	6.9%	7.3%	8.5%	11.3%	11.7%

Financial Goals:
- Sales Growth — Grow Sales from $10.6 Million to $30 Million in 10 Years
- Profit Growth — Grow Profits from $225K to $3.5M in 9 Years from 2019 to 2029
- ROS Growth — Increase ROS from 3% in 2020 to 11.7% in 2029
- Rev Dig as % of Sales — Increase from 21% to 50% in 10 Years

	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022	Year 4 2023	Year 5 2024	Year 6 2025	Year 7 2026	Year 8 2027	Year 9 2028	Year 10 2029
Digital Sales %	23%	20%	21%	22%	23%	24%	26%	28%	30%	32%	33%	36%
Digital Sales	2,472,084	2,093,885	1,858,500	2,442,000	2,990,000	3,420,000	4,160,000	5,040,000	6,150,000	7,520,000	8,745,000	10,650,000
OTP Sales	210,000	105,118	355,000	530,000	800,000	1,200,000	1,800,000	2,400,000	3,200,000	4,300,000	5,800,000	7,000,000
Revised Digital	2,682,084	2,199,003	2,213,500	2,972,000	3,790,000	4,620,000	5,960,000	7,440,000	9,350,000	11,820,000	14,545,000	17,650,000
Revised Digital %	25%	21%	25%	27%	29%	32%	37%	41%	46%	50%	55%	59%
OTP % of Digital	8%	5%	16%	18%	21%	26%	30%	32%	34%	36%	40%	40%
OTP % of Total	2%	1%	4%	5%	6%	8%	11%	13%	16%	18%	22%	23%
Print & Rights Sale	8,082,282	8,392,106	6,636,500	8,128,000	9,210,000	9,630,000	10,040,000	10,560,000	11,150,000	11,680,000	11,955,000	12,350,000
Annuage '% change		4%	-21%	22%	13%	5%	4%	5%	6%	5%	2%	3%
Aggregate change												4%

HIGH Case

Year	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022	Year 4 2023	Year 5 2024	Year 6 2025	Year 7 2026	Year 8 2027	Year 9 2028	Year 10 2029
Sales	10,764,366	10,591,109	9,000,000	11,500,000	15,000,000	17,500,000	21,000,000	25,000,000	29,500,000	35,000,000	42,000,000	50,000,000
% change	15%	-2%	-15%	28%	30%	17%	20%	19%	18%	19%	20%	19%
Net Income/Loss *	230,647	(358,149)	350,000	500,000	750,000	1,000,000	1,500,000	2,250,000	3,500,000	4,500,000	6,000,000	7,500,000
% change	41%	-255%		43%	50%	33%	50%	50%	56%	29%	33%	25%
ROS	2.1%		3.9%	4.3%	5.0%	5.7%	7.1%	9.0%	11.9%	12.9%	14.3%	15.0%

Financial Goals:
- Sales Growth — Grow Sales from $10.6 Million to $50 Million in 10 Years
- Profit Growth — Grow Profits from $350K to $7.5M in 10 Years from 2019
- ROS Growth — Increase ROS from 3.9% in 2020 to 15% in 2029
- Rev Dig as % of Sales — Increase from 21% to 70% in 10 Years

	ACTUAL 2018	ACTUAL 2019	Year 1 2020	Year 2 2021	Year 3 2022	Year 4 2023	Year 5 2024	Year 6 2025	Year 7 2026	Year 8 2027	Year 9 2028	Year 10 2029
Digital Sales %	23%	20%	21%	23%	25%	26%	29%	32%	35%	39%	43%	45%
Digital Sales	2,472,084	2,093,885	1,890,000	2,587,500	3,750,000	4,550,000	6,090,000	8,000,000	10,325,000	13,650,000	18,060,000	22,250,000
OTP Sales	210,000	105,118	410,000	650,000	1,050,000	1,680,000	2,700,000	3,780,000	5,290,000	7,000,000	8,900,000	12,500,000
Revised Digital	2,682,084	2,199,003	2,300,000	3,237,500	4,800,000	6,230,000	8,790,000	11,780,000	15,615,000	20,650,000	26,960,000	34,750,000
Revised Digital %	25%	21%	26%	28%	32%	36%	42%	47%	53%	59%	64%	70%
OTP % of Digital	8%	5%	18%	20%	22%	27%	31%	32%	34%	34%	33%	36%
OTP % of Total	2%	1%	5%	6%	7%	10%	13%	15%	18%	20%	21%	25%
Print & Rights Sale	8,082,282	8,392,106	6,700,000	8,262,500	10,200,000	11,270,000	12,210,000	13,220,000	13,885,000	14,350,000	15,040,000	15,250,000
% change		4%	-20%	23%	23%	10%	8%	8%	5%	3%	5%	1%
Aggregate change												7%

* Note: 2020 Net Profit for LOW, MEDIUM, and HIGH cases include 100% forgiven $692K Paycheck Protection Program
  loan by the Smal Business Administtion as part of the Covid-19 CARES Act by the U.S. Congress.

The numbers herein are projections and not guarantees of performance. Please review the Risk Factors in Appendix A of the Form C for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the projections contained herein.